Riaz Ahmed, FCPA, FCA
Group Head and Chief Financial Officer
TD Bank Group
TD Bank Tower
66 Wellington Street West, 4th Floor
Toronto, Ontario M5K 1A2
T 416 307 6588
F 416 308 4425
riaz.ahmed@tdsecurities.com

March 20, 2017

Mr. Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Toronto-Dominion Bank Form 40-F for Fiscal Year Ended October 31, 2016 Filed December 1, 2016 File No. 001-14446

Dear Mr. Rodriguez,

Thank you for your letter dated March 16, 2017 regarding the above referenced filing. As Valerie Gillis, Chief Accountant of The Toronto-Dominion Bank (“TD”) discussed with Dave Irving of your office on Monday, March 20, 2017, we are currently working on a response to your letter, and we would like to request an extension to our filed submission response deadline with a target date of April 13, 2017 in light of timing conflicts in March 2017 for certain key stakeholders. Such an extension would provide adequate time to assess your comments and compile our responses. Please contact me at (416) 307-6588 or Valerie at (416) 308-3015 if you require additional information.

Sincerely,

RA/ajc

cc:	Dave Irving (United States Securities and Exchange Commission) Norie Campbell (Group Head and Chief General Counsel, TD Bank Group)

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